LZ Technology Holdings Limited

Unit 311, Floor 3, No. 5999 Wuxing Avenue, Zhili Town, Wuxing District

Huzhou City, Zhejiang province, People’s Republic of China 313000

November 3, 2023

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Melissa Kindelan, Christine Dietz, Aliya Ishmukhamedova, Matthew Derby

Re:	LZ Technology Holdings Limited
Amendment 1 to Draft Registration Statement on Form F-1
Submitted October 2, 2023
CIK No. 0001967397

Ladies and Gentlemen:

We hereby submit the responses of LZ Technology Holdings Limited (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated October 17, 2023, providing the Staff’s comments with respect to the Company’s Amendment 1 to Draft Registration Statement on Form F-1 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting a revised draft of the Registration Statement (the “Draft No. 3”) via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included, followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment 1 to Draft Registration Statement on Form F-1 Submitted October 2, 2023

Commonly used defined terms, page ii

1.	We note your response to prior comment 1. Please revise to remove your exclusion of Hong Kong and Macau from your definition of the laws and regulations of the PRC.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we revised to remove exclusion of Hong Kong and Macau from the definition of the laws and regulations of the PRC.

Management’s discussion and analysis of financial condition and results of operations

Overview, page 53

2.	We note your response to prior comment 6. Please disclose the period over which you have installed 73,717 of the company’s access control screens.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we revised to disclose the period over which we have installed 73,717 of the Company’s access control screens on page 53.

Key Factors That Affect Operating Results, page 54

3.	You state in your response to our prior comment 8 that your management has not used any key variables or other metrics in managing your business or making strategic decisions. We also note your disclosure on page 1 that you track the number of monitors installed, number of operational cities, communities served, and number of households served. To the extent management utilizes these metrics in evaluating the business, revise to disclose this data for each period presented. To the extent management does not use these metrics in evaluating the business, provide a discussion regarding whether these metrics are material or meaningful to investors in understanding your business.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we revised the disclosure on page 53 to explain that, while the Company believes the metrics disclosed, including the number of control access screens installed, number of operational cities, communities served, and number of households served, may, as anecdotes, help investors gain a better understanding of the Company’s business, the Company does not use or rely on such metrics to manage the business, nor does the Company believe such metrics are meaningful predictors of future growth or material to investors for an understanding and evaluation of our company.

U.S. Securities and Exchange Commission

November 3, 2023

Business, page 84

4.	We note your response to prior comment 14. Please revise your disclosure to clearly state that the agreements with East Entertainment and Baidu expired in December 2022. In addition, to the extent you have not extended the agreements, discuss the impact of the expiration on your business.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we entered into agreements with East Entertainment and Baidu in 2023, using the same form for 2022. As such, we revised disclosure on pages 88-89.

Notes to Consolidated Financial Statements

Note 1. Organization and principal activities

(b) Reorganization, page F-7

5.	We note your response to prior comment 19. Please provide us with the following information as it is still not clear who controlled Lianzhang Portal prior to the share transfer to LZ Menhu:

●	Provide the ownership and voting percentages of each of the individuals within Shareholders Group A and explain whether and how they vote as a group.

Response: In response to the Staff’s comment, we respectfully advise the Staff that the ownership and voting percentages of Lianzhang Portal for each of the individuals within Shareholders Group A, prior to the share transfer to LZ Menhu, were as follows:

	Lianzhang Portal
	Ownership Percentage	Voting Percentage
Mr. Andong Zhang	27.76%	27.76%
Mrs. Hongling Zhang	11.90%	11.90%
Total	39.66%	39.66%

We considered Mr. Andong Zhang and Mrs. Hongling Zhang as Shareholders Group A as they have entered into Power of Attorney for Concerted Action Agreement.

●	Tell us who the individual(s) that are the executive directors of each of the three shareholders listed in (ii) of the response.

Response: In response to the Staff’s comment, we respectfully advise the Staff that the individuals that are the executive directors of each of the three shareholders listed in (ii) of the response were Mr. Andong Zhang and Mrs. Hongling Zhang (i.e., Shareholders Group A).

●	Tell us whether Mr. Andong Zhang or his spouse have any voting or equity interests in the entities noted in (ii) and if so what are those percentages.

Response: In response to the Staff’s comment, we respectfully advise the Staff that Mr. Andong Zhang and his spouse have voting or equity interests in the entities noted in (ii), and the percentages were as follows:

	Shareholders Group A
	Ownership Percentage	Voting Percentage
Xiamen Dongling Technology Co., Ltd. (“Dongling Technology”)	100.00%	100.00%
Xiamen Dongling Weiye Investment Partnership (Limited Partnership) (“Dongling Partnership”) (1)	26.55%	26.55%
Wuxi Zhanghui Anying Investment Partnership (Limited Partnership)	59.75%	59.75%

(1)	Although the ownership and voting right of Shareholders Group A only accounted for 26.55% and 26.55%, respectively, in Dongling Partnership, Shareholders Group A, through its 100% controlled entity Dongling Technology, is the executive partner of Dongling Partnership and is responsible for managing the affairs of Dongling Partnership.

(i)	According to the partnership agreement of Dongling Partnership, the executive partners is responsible for daily operation of the entity, therefore the executive partner has control over Dongling Partnership.

U.S. Securities and Exchange Commission

November 3, 2023

●	Provide the equity ownership and voting ownership interest in Lianzhang Portal of each of the three shareholders listed in (ii).

Response: In response to the Staff’s comment, we respectfully advise the Staff that the equity ownership and voting ownership interest in Lianzhang Portal of each of the three shareholders listed in (ii) were as follows:

	Lianzhang Portal
	Ownership Percentage	Voting Percentage

Dongling Technology	31.38%	31.38%
Dongling Partnership	14.67%	14.67%
Wuxi Zhanghui Anying Investment Partnership (Limited Partnership)	7.34%	7.34%
Total	53.39%	53.39%

In addition, the above equity ownership and voting ownership interest were different from the relevant percentages in the previous response letter, dated September 29, 2023, which is due to the fact that we mistakenly provided the relevant percentages of these shareholders in LZ Technology after reorganization in our last version, excluding minority shareholders.

●	Clarify whether the “remaining shareholders” noted in (iii) include the executive directors noted in (ii) or whether they are other shareholders.

Response: In response to the Staff’s comment, we respectfully advise the Staff that the “remaining shareholders” noted in (iii) are other shareholders and not the executive directors noted in (ii).

6.	We note you refer to Lianzhang Portal Internet Technology Co., Ltd as “Lianzhang Portal” on page F-7. However, throughout the rest of your filing and in your response, you refer to Lianzhang Portal Network Technology Co., Ltd. as “Lianzhang Portal.” Please explain this apparent inconsistency or revise.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we changed “Lianzhang Portal Internet Technology Co., Ltd” to “Lianzhang Portal Network Technology Co., Ltd.” on page F-7.

Note 3. Summary of significant accounting policies

(n) Revenue recognition

Out-of-Home Advertising, page F-12

7.	Please revise your disclosures to explain that for each advertising schedule the fees are fixed and advertisements are displayed evenly over the term, consistent with what you note in your response to prior comment 21.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we revised our disclosures on page F-12 to explain the fixed fee and even display of advertisements in Out-of-Home Advertising arrangements.

8.	We note your response to prior comment 22. Please revise your disclosures to better describe how you determined you control the advertising services before they are released in arrangements where advertisements are displayed on channels provided by subcontractors.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we revised our disclosures on page F-12.

U.S. Securities and Exchange Commission

November 3, 2023

Note 9. Short-term borrowings, page F-20

9.	In your response to prior comment 25, you state that RMB95,790 million is equal to the number of devices sold and in your response to prior comment 27, you state the devices are presented as property and equipment. Please tell us and revise your disclosures to clarify where these “devices sold” are reflected, as the balance in machinery and equipment is only RMB45,614 million and RMB46,570 million as of December 31, 2021 and 2022, respectively. Also, as previously requested, tell us the journal entries recorded related to the devices.

Response: In response to the Staff’s comment, we respectfully advise the Staff that RMB95,790 thousand is equal to the sum of the cash received from the Cooperators who signed the joint operating agreements. The difference between the amount of cash received of RMB95,790 thousand and the gross value of machinery and equipment is the potential markup in sales of those machinery and equipment.

We also advise the Staff that the numbers in our financial statements were presented in thousands. Therefore, the amount of cash received should be RMB95.79 million, and the balance in machinery and equipment were RMB45.61 million and RMB46.6 million as of December 31, 2021 and 2022, respectively.

We revised our disclosures to clarify where these “devices sold” are reflected on page F-20.

According to our response to prior comment 27 and the following comment 10, the transactions between us and Cooperators should be deemed as debt financing transactions. Although the transactions included the sale of Devices, the purpose was for obtain funds from these Cooperators, and the control of Devices is never transferred substantively. Therefore, the Devices belonged to us and were reflected as the balance in machinery and equipment from beginning to end. Relevant journal entries recorded were as follows:

For initial measurement, we recorded the cash received as short-term borrowings when we received the proceeds:

		For the years ended December 31,
		2020	2021	2022
		RMB	RMB	RMB
Debit	Cash in banks	1,350,000	94,440,000	-
Credit	Short-term borrowings	(1,350,000)	(94,440,000)	-

10.	Your response to prior comment 27 indicates that you consider these transactions to be debt financing; however, you disclose that the cooperators purchased the devices from the Group. Please further explain how you accounted for these arrangements considering they included the sale of property. Tell us what accounting guidance you considered in that regard, such as ASC 842-40. Also, explain the purpose of these arrangements, why they included the “sale” of these devices, and the terms under which ownership of the devices reverts back to the Group.

Response: In response to the Staff’s comment, we respectfully advise the Staff that ACS 842-40 was not applicable here as the control of those devices has always resided with us. These arrangements should be deemed as debt financing transactions according to ASC 470 due to the following reasons:

a.	The agreements are lack of substance of joint operation: Most Cooperators did not have demand and experiences of advertising and intelligent access control device distribution and operation, and the agreements were for obtaining funds from Cooperators substantively.

b.	We are the actual and sole operator: The Devices sold to the Cooperators were entrusted to be operated by us.

U.S. Securities and Exchange Commission

November 3, 2023

c.	We would repay the Original Subscription Amount in the form of profit sharing, which should be considered as a guaranteed return to the debt. We are negotiating with the Cooperators to terminate cooperating agreements and re-invest into equity interest. Meanwhile, we would take back ownership of Devices. As for the Cooperators who refuse to invest in equity interest, we intend to repurchase the Device after expiration of the joint operating agreements.

Therefore, the transactions between us and the Cooperators were accounted for as a debt financing with guaranteed return.

The transaction was structured in the form of the “sale” of devices instead of direct financing from Cooperators, because Cooperators have faith in our business model and would like to provide financial support for our operations.

Therefore, the purpose of these arrangements was to obtain funds from Cooperators. We would pay the distribution of advertising income to Cooperators as a guaranteed return of the debt, rather than substantively transfer control of Devices to Cooperators. We are the actual operator who controls the Device and has the right to direct the use of the Device. Therefore, proceeds from the sales of Devices are not recognized as revenues but short-term borrowings as those proceeds are expected to be repaid or to be converted into equity, on the demand of the Cooperators.

11.	We note from your response to prior comment 26 that Tianjiu was responsible for brand promotion and seeking new cooperators, and their commission fees were determined based on the number of devices sold. Please revise your disclosures to incorporate this information. Further, explain to us why you believe the commission fees are financial expenses and not operating expenses.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we revised our disclosures to incorporate relevant information about Tianjiu on page F-20.

According to our responses to comment 10, we accounted the transactions between the Cooperators and us as a debt financing. Tianjiu was responsible for identifying Cooperators to invest and facilitating the financing transactions between the Cooperators and us. Therefore, we accounted the commission fees paid to Tianjiu as financial expenses instead of operating expenses.

U.S. Securities and Exchange Commission

November 3, 2023

Note 14. Equity, page F-28

12.	We note your response to prior comment 29. As previously requested, please include disclosure here to provide a brief description of the company’s equity upon incorporation and the subsequent changes prior to the share issuances on June 23, 2023.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we revised to disclose relevant information about the Company’s equity upon incorporation and the subsequent changes prior to the share issuances on June 23, 2023 on page F-28.

Note 17. Subsequent Events, page F-30

13.	Please revise to disclose the bank borrowing obtained in September 2023, as disclosed on page 59, including the pertinent terms.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we revised to disclose the bank borrowings newly obtained on page F-30.

14.	Please revise to disclose the date through which subsequent events have been evaluated and whether that date was the date of issuance or the date on which the financial statements were available to be used. Refer to ASC 855-10-50-1.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we revised to disclose the relevant date on page F-28.

U.S. Securities and Exchange Commission

November 3, 2023

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at +86 186-0592-9066 or Kevin Sun of Bevilacqua PLLC at (202) 869-0888 (ext. 101).

Sincerely,
LZ Technology Holdings Limited

By:	/s/ Runzhe Zhang
Runhe Zhang
Chief Executive Officer

cc:	Kevin Sun, Esq.